Filed by: Broadway Financial Corporation

(Commission File No.: 001-39043)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CFBanc Corporation

(Commission File No.: 001-39043)

Date:  August 26, 2020

ENT MERGEROFEQUALS ANNOUNCEM Stronger Together City First Team Member Meeting - August 26, 2020 1

The Announcement About City First and Broadway Values Alignment Stronger Together Why Now Strategic Goal Fulfillment Benefits to Stakeholders Integrated Business Model NorthStar What’s Next o o o o o o o o o o Federal Stronger Together 2 AGENDA

Historic Vision | Scaling Mission   An unprecedented “Merger of Equals” A nationally chartered mission-focused bank serving urban markets with the highest needs and potential The largest African American-led MDI in the nation and a leadership example in the industry Preserves mission and plans to preserve Minority Depository Institution (MDI) and Community Development Financial Institution (CDFI) legacy   Leadership  The Board and Management of the new combined company will come from both City First’s and Broadway’s leadership   Brian Argrett, Board Vice Chair, President & CEO Wayne Bradshaw, Board Chair  The combined nine-member board will be comprised of five current CFBanc directors and four current Broadway directors Stronger Together 3 Holding Co HQ will be Los Angeles Bank HQ will be Washington DC THE ANNOUNCEMENT

Stronger Together 4 Data as of 6/30/2020 City First Bank / CFBanc Corporation Broadway Federal Bank / Broadway Financial Corporation Year Founded 1998 1946 Location Washington, DC Los Angeles, CA Listed Privately Held Publicly traded-Nasdaq “BYFC” Regulator OCC, FRB Richmond OCC, FRB San Francisco Certifications CDFI, Benefit Corporation, BCorp CDFI, MDI Branches 1 3 Type Commercial Bank Savings/Thrift Assets $367,039 $491,304 Deposits $283,590 $315,778 Loans $206,033 $427,350 Equity $39,139 $49,520 Employees 39 65 President/CEO Brian E. Argrett Wayne-Kent A. Bradshaw Target Customers Affordable Housing, Not for Profits, Small Businesses Affordable Housing Investors ABOUT CITY FIRST AND BROADWAY FEDERAL

Broadway Federal Bank Impact • Over $1.3 billion in mission critical capital deployed since founding across City First Bank and its affiliates 77% of total loans to LMI communities(1) • (1) Based on 2019 CDFI certification Stronger Together 5 City First Bank Founding Purpose •Founded in 1946 by three African American entrepreneurs •Response to the lack of access to capital for home ownership for returning soldiers of World War II Founding Purpose •Founded in 1998 by economic justice advocates and community and business leaders •Response to disinvestment and discrimination in Low-and Moderate-Income (LMI) communities(1) Impact •Over $800 million in loans financing affordable multi-family residential (MFR) units since 2013 •67% of total loans to LMI communities(1) Culture Strong risk management, customer-centric operating model with speed and efficiency in product delivery Culture Strong risk management, relationship banking, partner to deliver on mission, structuring transactions to meet purpose VALUES ALIGNMENT

Increases Scale and Capacity Excellent Balance Sheet Fit Diversified Loan Portfolio(4) Enhances Footprint(3) Ability to target respective markets with each others' unique expertise $850+ Million Total Assets 106% Loans/Deposits 59% Multifamily Real Estate 15% Commercial Real Estate $630+ Million Total Loans 2/6 Market presence in 2 of the top 6 largest MSAs 77% Core Deposits $590+ Million Total Deposits 11% 1-4 Family 35th Largest market share in the Washington, D.C. MSA 66th Largest market share in the Los Angeles MSA 9.0%+ TCE/TA(2) $88+ Million Total Equity 10% C&I 17.0%+ Total Risk-Based Capital Ratio(2) $12+ Million Legal Lending Limit 4% C&D (1) Shown simplified pro forma as of June 30, 2020 based on reported numbers; Excludes purchase accounting adjustments (2) Shown pro forma as of December 31, 2020 for illustrative purposes; Includes purchase accounting adjustments (3) United States Census Bureau (4) Data shown at the bank-level; See Appendix for additional detail; Consumer loans not shown Stronger Together 6 STRONGER TOGETHER(1)

• Moving to a downturn in economic cycle adds pressure to both community banking and mission lending model • COVID and Black Lives Matter Movement forces national attention on the alarming disparate social and economic impacts faced by Black and LMI communities, creating enhanced platform for CDFI, MDI leadership • Margin Compression in banking drives need for economies of scale to stay relevant, deliver and compete in the market Stronger Together 7 WHY NOW: MARGIN, MISSION, MOMENT

STRATEGIC GOAL FULFILMENT

This transaction helps us fulfill our 2017 – 2021 City First Strategy

Scale	✓ More than doubles depository assets to ~$850MM at closing ✓ Increases combined capital base from $39MM to $88MM at closing
Deployment	✓ Increases loan portfolio instantly at closing from ~$200MM to ~$630MM ✓ Critical increase in customer relationship exposure limits from ~$5M to ~$12M+ ✓ Improves the Bank's loan to deposits ratio from ~73% to ~106%
Expansion	✓ Expands and diversifies geography and product lines
Mission	✓ Expands City First's mission nationally into another top six urban market ✓ Preserves City First's focus on LMI markets and CDFI status
Leadership	✓ Creates a CDFI MDI with market leadership that has increased relevancy, scale, and efficiency
Capital	✓ Increases liquidity of City First's capital stock through issuance of freely tradeable shares ✓ Improves ability to capitalize on timely opportunities for raising additional equity capital
Culture	✓ Creates powerful Employee Equity ownership opportunity ✓ Unites City First with a CDFI with complementary mission, founding principles, and focus cityfirst BANK BROADWAY FEDERAL BANK
Stronger Together 8

Customers Communities Employees Stockholders • Expands product suite and service capabilities • Creates a national, mission-focused CDFI and MDI Expands and deepens mission in two of the top six MSA/urban markets(2) Increases capital and resources for creating jobs, affordable housing, and vital community services Improves access to financial products and services within LMI communities • Strengthens commitment to the mission of serving LMI communities Creates new opportunities for personal growth with a stronger organization • Double-digit earnings accretion • Offers significant potential value creation through scale and synergies Enhances franchise value as the leading African American MDI • • Enables company to make further investments in technology and talent • • • • Increases legal lending limit from $5mm / $7mm(1) to $12+mm • Provides employee ownership opportunity and attractive benefits Expands opportunities through greater investments in the organization • Increases liquidity for existing and potential stockholders Creates attractive platform for mission capital aggregation and acquisitions • Enhances customer relationships through stronger capital base Improves quality of service through adoption of best practices • • • • • Expands legacy of strong, conservative risk management (1) For City First and Broadway, respectively (2) United States Census Bureau Stronger Together 9 BENEFITS TO ALL STAKEHOLDERS

ONE Integrated Team will leverage talent and tools across City First and Broadway to build an even stronger combined team for executing “At the combined company, this will collaborative, and support functions look like two business lines where much of the front end will be parallel and distinct, yet very will be integrated.” Targeted customer segments across markets: Small Business Finance (facilities & enterprise) Multifamily Affordable Housing (investment & development) Not for Profit Finance (facilities & enterprise) Stronger Together 10 Business LinesSupport FunctionsMarket Development Executive SOCAL Commercial Banking Multifamily Residential DMV Executive Credit Corporate Operations Finance President/CEO HOW IT WILL WORK: INTEGRATED BUSINESS MODEL

Values and success drivers Improved asset utilization. 1. 2. Revenue expansion through improved offerings. 3. Enhanced resource aggregation (capital and deposit). 4. Efficiencies and cost savings in consolidation. 5. Fused operating culture aligned on mission and value drivers 6. Economic justice at scale through impact, leadership, and culture. Stronger Together 11 OUR NORTHSTAR FOR SUCCESS

Regulatory & Shareholder Approvals Formal Integration Timing Q1-Q4 2021 Formal Announcement Closing Day One Timing: Q1 2021 Timing: Q1 2021 Stronger Together 12 Now through Early Q1 2021 Integration Planning •Formation of the integration team with leadership from both sides •Follow up meetings with staff with updates and opportunity for engagement WHAT’S NEXT: INTEGRATION PLANNING

Additional Information and Where to Find it This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination (the “proposed transaction”) between Broadway Financial Corporation, a Delaware corporation (“Broadway”), and CFBanc Corp., a District of Columbia benefit corporation (“City First”). In connection with the proposed transaction, Broadway intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Broadway and City First and a prospectus of Broadway (the “Joint Proxy/Prospectus”). Broadway also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any definitive Joint Proxy/Prospectus (if and when available) will be mailed or otherwise provided to stockholders of Broadway and City First. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CITY FIRST ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Broadway and City First, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.Copies of the documents filed with the SEC by Broadway will also be available free of charge on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights. Copies of the Registration Statement and the Joint Proxy/Prospectus can also be obtained, when it becomes available, free of charge by directing a request to Broadway Financial Corporation, 5055 Wilshire Boulevard Suite 500, Los Angeles, California 90036, Attention: Investor Relations, Telephone: (323) 556-3264, or by email to investor.relations@broadwayfederalbank.com, or to CFBanc Corporation, 1432 U Street, NW DC 20009, Attention: Audrey Phillips, Corporate Secretary,Telephone: (202) 243-7141. Certain Information Concerning Participants Broadway, City First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadway is set forth in Broadway’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 20, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, can be obtained free of charge from the sources indicated above. Investors should read the Joint Proxy/Prospectus carefully when it becomes available before making any voting or investment decisions. Stronger Together 13 DISCLAIMERS

Cautionary Statement Regarding Forward-Looking Information This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this communication include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any decline in global economic conditions or the stability of credit and financial markets; the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Broadway or of City First may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, or failure to close the proposed transaction for any other reason, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Broadway Common Stock, the risk relating to the potential dilutive effect of shares of Company Common Stock to be issued in the proposed transaction, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk of possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Broadway and City First to retain customers and retain and hire key personnel and maintain relationships with their customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and that they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, or that the entities may not be able to successfully integrate the businesses, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Broadway’s control. Additional factors that could cause results to differ materially from those described above can be found in Broadway’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K or other filings, which have been filed with the SEC and are available on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights and on the SEC’s website at http://www.sec.gov. Actual results may differ materially from those contained in the forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made and Broadway undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication.You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Stronger Together 14 DISCLAIMERS (CONTINUED)

Stronger Together THANK YOU!